SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)(1)

Bion Environmental Technologies, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

09061Q307

(CUSIP Number)

February 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(1)
The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of  securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

     The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).


CUSIP No. 09061Q307	13G	Page of Pages
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Carret Asset Management LLC - Federal Tax I.D 55-0863498

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)☐
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5	SOLE VOTING POWER

SHARES

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		1,172,619

PERSON	8	SHARED DISPOSITIVE POWER

WITH		1,172,619
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,619
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.15% (based on 16,400,000 shares of commmon stock outstanding on February 8, 2012)
12	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09061Q307	13G	Page of Pages

Item1 (a).	Name of Issuer: Carret Asset Management LLC

Item1 (b).	Address of Issuer's Principal Executive Offices:

Bion Environmental Technologies, Inc
Box 566/1774
Summitview Way
Crestone, Colorado 81131

Item 2(a).	Name of Person Filing: Carret Asset Management LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence:

40 West 57th Street
20th floor
New York, NY 10019

Item 2(c).	Citizenship: USA

Item 2(d).	Title of Class of Securities: Common Stock par value $.0001 per share

Item 2(e).	CUSIP Number: 09061Q307

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 09061Q307	13G	Page of Pages

Item 4.	Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	1,172,619

(b) Percent of class:	7.15%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote ________,

(ii) Shared power to vote or to direct the vote _______,

(iii) Sole power to dispose or to direct the disposition of 1,172,619,

(iv) Shared power to dispose or to direct the disposition of 1,172,619

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the  purpose  of or with the effect of  changing  or  influencing  the control of the issuer of the  securities and were not acquired and are not held in  connection  with or as a participant  in any  transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or  influencing the control of the issuer of the  securities and were not acquired and are not held in connection with or as a participant in any transaction  having such purpose or effect."

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

2/10/2012
(Date)

/s/ Marco Vega
(Signature)

Marco Vega Chief Financial Officer
(Name/Title)

 Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).